April 13, 2005



Mail Stop 04-08

By U.S. Mail and facsimile to (951) 695-0649

Mr. Donald A. Pitcher
Chief Financial Officer
Temecula Valley Bancorp, Inc.
27710 Jefferson Avenue
Suite A100
Temecula, California 92590

Re:	Item 4.01 Form 8-K
	Filed April 4, 2005
	File No. 000-49844

Dear Mr. Pitcher:

	We have reviewed your Item 4.01 Form 8-K for compliance with the form requirements and have the following comments.

	Please amend your report to include all of the information required by Item 304 of Regulation S-K, including a statement as to whether your former auditors resigned, declined to stand for re-election, or were dismissed, and the date your relationship ended.

	In addition, Item 304(a)(1)(ii) of Regulation S-K requires that you state whether the auditors` report on your financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, a description of the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

	The disclosure should also state whether during the registrant`s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(iv) and (v) of Regulation S-K.


	You should file an amendment in response to these comments on or before April 20, 2005.

	If you have any questions, please call me at (202) 824-5477.

							Sincerely,


							John A. Spitz
							Staff Accountant



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Mr. Donald A. Pitcher
Temecula Valley Bancorp, Inc.
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